Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 8, 2005

MobiFon Holdings B.V.

(Translation of registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC  Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___    Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______              No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on June 7, 2005, entitled “VODAFONE ANNOUNCES REPURCHASES OF OSKAR AND MOBIFON BONDS”.

7 June 2005

VODAFONE ANNOUNCES REPURCHASES OF OSKAR AND MOBIFON BONDS

Vodafone Group Plc (“Vodafone”) today announces, following the recent completion of the acquisition of 100% of Oskar Mobil a.s. (“Oskar”) in the Czech Republic and the increase in its stake in MobiFon S.A. in Romania to approximately 99%, the exercise of bond redemption rights by Oskar and the launch of a bond tender and consent solicitation by MobiFon Holdings B.V. (“MobiFon”).

OSKAR

Oskar has given notice to holders of its €325 million 7.50% First Priority Senior Secured Notes due 2011 (the “Oskar Notes”) to exercise its right to redeem:

•                  35% of outstanding notes at a price of €1,075 per €1,000 principal amount, with redemption on 7 July 2005; and

•                  65% of outstanding notes using a “make-whole” provision at a price calculated with reference to the sum of the yield to maturity as at 3.30pm Frankfurt time on 1 July 2005 on the Bundesobligation due 10 October 2008 and 0.5%, with redemption on 8 July 2005.

Following settlement of these two redemption provisions, no Oskar Notes will remain outstanding.

MOBIFON

MobiFon has launched a tender offer and consent solicitation (together the “Tender Offer”) for its U.S.$223 million 12.50% Senior Notes due 2010 (the “Notes”).

In line with the pricing mechanics of the Oskar Notes redemption, the Tender Offer price is equal to the sum of:

•                  35% of U.S.$1,125 per U.S.$1,000 principal amount of Notes validly tendered; and

•                  65% of a price calculated with reference to the sum of the yield to maturity as at 2.00pm New York time on 20 June 2005 on the US Treasury Note due 31 May 2007 and 0.5%.

Noteholders who tender their Notes after 21 June 2005 will receive the above price less U.S.$20 per U.S.$1,000 in principal amount.  The Tender Offer will expire at 5.00pm New York time, on 6 July 2005 unless extended by MobiFon in its sole discretion, or terminated earlier.  Goldman, Sachs & Co. is acting as Dealer Manager in the Tender Offer.

MobiFon is not obliged to repurchase any Notes unless Notes representing over 50% in aggregate principal amount are tendered, in which case substantially all the restrictive covenants in such Notes will be removed. If 66 and 2/3% in aggregate principal amount of Noteholders tender their Notes then a further covenant limiting the investment activities of MobiFon will also be removed. Such amendments will bind all Notes including those which have not been tendered and remain outstanding.  Following the successful conclusion of the Tender Offer, MobiFon will seek to have its reporting requirements to the Securities and Exchange Commission suspended.  Vodafone has no intention of guaranteeing the repayment of principal and interest on the Notes.

For further information:

Vodafone Group Simon Lewis, Group Corporate Affairs Director Tel: +44 (0) 1635 673310

Investor Relations Charles Butterworth Darren Jones Sarah Moriarty Tel: +44 (0) 1635 673310	Media Relations Bobby Leach Ben Padovan Tel: +44 (0) 1635 673310

Goldman Sachs Liability Management Group Tel:+ 1 800 828 3182 Or: + 1 212 357 3019	D.F. King & Co, Inc. Tel: + 1 212 269 5550 Or: + 1 800 848 3416

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  The Tender Offer is made upon the terms and subject to the conditions set forth in MobiFon’s Consent Solicitation and Offer to Purchase dated 7 June 2005.  Persons with questions regarding the offer should contact Goldman, Sachs & Co. attention: Liability Management Group at + 1 212 357 3019 or toll free at + 1 800 828 3182.  Requests for copies of the Consent Solicitation and Offer to Purchase should be directed to the Information Agent, D.F. King & Co, Inc. at + 1 212 269 5550 or toll free at + 1 800 848 3416.

This announcement has been issued by Vodafone and is the sole responsibility of Vodafone and has been approved solely for the purposes of Section 21 of the Financial Services and Markets Act 2000 by Goldman Sachs International.

Goldman, Sachs & Co. is acting for Vodafone and no one else in connection with the Tender Offer and will not be responsible to any other person for providing the protections afforded to clients of Goldman, Sachs & Co., or for providing advice in relation to the Tender Offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MOBIFON HOLDINGS B.V.
(Registrant)

Dated: June 8, 2005	By:	/s/ P G STEPHENSON
	Name:	Paul Stephenson
	Title:	Director